SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Material Sciences Corporation

(Name of Issuer)

Common Stock, Par Value $0.02 Per Share

(Title of Class of Securities)

576674105

(CUSIP Number)

Insight Equity Holdings LLC

c/o Insight Equity Management Company LLC

1400 Civic Place, Suite 250

Southlake, TX 76092

Attn:  Robert J. Conner, Esq.

(817) 488-7775

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

with copies to:

Gregory J. Schmitt, Esq.

Hunton & Williams LLP

Fountain Place

1445 Ross Avenue, Suite 3700

Dallas, Texas  75202-2799

(214) 468-3375

January 8, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 576674105		13D

1.	Names of Reporting Persons Zink Acquisition Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,960,857

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,960,857

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 19.0%

14.	Type of Reporting Person CO

CUSIP No. 576674105		13D

1.	Names of Reporting Persons New Star Metals Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,960,857

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,960,857

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 19.0%

14.	Type of Reporting Person CO

CUSIP No. 576674105		13D

1.	Names of Reporting Persons New Star Metals Holdings LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,960,857

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,960,857

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 19.0%

14.	Type of Reporting Person OO

CUSIP No. 576674105		13D

1.	Names of Reporting Persons New Star Metals Resources LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,960,857

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,960,857

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 19.0%

14.	Type of Reporting Person OO

CUSIP No. 576674105		13D

1.	Names of Reporting Persons Insight Equity II LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,960,857

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,960,857

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 19.0%

14.	Type of Reporting Person PN

CUSIP No. 576674105		13D

1.	Names of Reporting Persons Insight Equity GP II LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,960,857

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,960,857

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 19.0%

14.	Type of Reporting Person OO

CUSIP No. 576674105		13D

1.	Names of Reporting Persons Insight Equity (CV) II LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,960,857

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,960,857

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 19.0%

14.	Type of Reporting Person OO

CUSIP No. 576674105		13D

1.	Names of Reporting Persons Insight Equity Holdings LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,960,857

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,960,857

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 19.0%

14.	Type of Reporting Person OO

Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Schedule”) relates to the common stock, par value $0.02 per share (the “Common Stock”), of Material Sciences Corporation, a Delaware corporation (“MSC” or the “Issuer”).  The Issuer’s principal executive offices are located at 2200 East Pratt Boulevard, Elk Grove Village, Illinois 60007.

Item 2.  Identity and Background.

This Schedule is being filed by Zink Acquisition Holdings Inc., a Delaware corporation (“Parent”), New Star Metals Inc., a Delaware corporation (“NSM”), New Star Metals Holdings LLC, a Delaware limited liability company (“NSM Holdings”), New Star Metals Resources LLC, a Texas limited liability company (“NSM Resources”), Insight Equity II LP, a Delaware limited partnership (“Insight Equity”), Insight Equity GP II LLC, a Delaware limited liability company (“Insight Equity GP”), Insight Equity (CV) II LLC, a Delaware limited liability company (“Insight Equity (CV)”), and Insight Equity Holdings LLC, a Texas limited liability company (“Insight Equity Holdings”) (collectively, the “Reporting Persons”).(1)  The Reporting Persons have entered into a Joint Filing Agreement, dated as of January 21, 2014, a copy of which is attached as Exhibit 99.1 hereto.  In this Schedule, the Reporting Persons use the term “directors” to refer to both the directors of a corporation and the managers of a limited liability company.

The principal business address of each of Parent, NSM Holdings, NSM Resources, Insight Equity, Insight Equity GP, Insight Equity (CV), and Insight Equity Holdings is c/o Insight Equity Management Company LLC, 1400 Civic Place, Suite 250, Southlake, Texas 76092.  The principal business address of NSM is 835 McClintock Drive, Suite 100, Burr Ridge, Illinois 60527.

Parent was formed solely for the purposes of entering into the merger agreement described in Item 4 of this Schedule.  Parent has not conducted any activities to date other than activities incidental to its formation and in connection with the transactions contemplated by the merger agreement.  The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Parent is set forth on Schedule A attached hereto and incorporated herein by reference.

NSM owns 100% of Parent.  NSM provides steel processing, building products and supply chain management across a diverse array of end markets.  Based in the Chicago area, NSM operates through its four divisions:  Electric Coating Technologies, Premier Resource Group, World Class Corrugating and Canfield Coating.  The name, citizenship, present principal occupation or employment and business address of each director and executive officer of NSM is set forth on Schedule A attached hereto and incorporated herein by reference.

NSM Holdings owns 100% of NSM.  NSM Holdings was formed solely for the purpose of acquiring the stock of NSM and has not conducted any activities to date other than activities incidental to its formation and in connection with acquiring and holding the stock of NSM.  The name, citizenship, present principal occupation or employment and business address of each director and executive officer of NSM Holdings is set forth on Schedule A attached hereto and incorporated herein by reference.

NSM Resources owns 100% of the voting equity of NSM Holdings.  NSM Resources was formed solely for the purpose of holding equity in NSM Holdings and has not conducted any activities to date other than activities incidental to its formation and in connection with holding equity in NSM Holdings.  Insight Equity, Insight Equity (TE) II LP, and Insight Equity (AC) II LP, collectively, own 100% of NSM Resources.

Insight Equity was formed for the purposes of investing in equity, equity-related and similar securities or instruments.  Insight Equity GP acts as the sole general partner of Insight Equity.  Insight Equity (CV) owns 100% of Insight Equity GP.  Insight Equity Holdings acts as the managing member of Insight Equity (CV).

Insight Equity (TE) II LP, a non-Reporting Person, is a Delaware limited partnership formed for the purposes of investing in equity, equity-related and similar securities or instruments.  Insight Equity GP acts as the

(1)  Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Act.

sole general partner of Insight Equity (TE) II LP.  Insight Equity (CV) owns 100% of Insight Equity GP.  Insight Equity Holdings acts as the managing member of Insight Equity (CV).

Insight Equity (AC) II LP, a non-Reporting Person, is a Delaware limited partnership formed for the purposes of investing in equity, equity-related and similar securities or instruments. Insight Equity (AC) GP II LLC, a Delaware limited liability company, acts as the sole general partner of Insight Equity (AC) II LP.  Insight Equity Holdings owns 100% of Insight Equity (AC) GP II LLC.

The name, citizenship, present principal occupation or employment and business address of each director, executive officer or controlling person of each of NSM Resources, Insight Equity GP, Insight Equity (CV) and Insight Equity Holdings is set forth on Schedule A attached hereto and incorporated herein by reference.

Insight Equity (TE) II LP, Insight Equity (AC) II LP and Insight Equity (AC) GP II LLC are referred to collectively in this Schedule as the “Insight Non-Reporting Affiliates.”

During the last five years, none of the Reporting Persons, the Insight Non-Reporting Affiliates nor any person listed on Schedule A hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 hereof, certain stockholders of the Issuer who are the beneficial owners of an aggregate of 1,960,857 shares of Common Stock have entered into the Voting Agreements (as defined in Item 4) with Parent.  Any beneficial ownership of the Reporting Persons in such shares that may be deemed to arise from the Voting Agreements is not expected to require the expenditure of any funds.  Such stockholders entered into the Voting Agreements to induce Parent to enter into, and as consideration for, the merger agreement described in Item 4, and no additional consideration has been paid to the Issuer or any of such stockholders in connection with the execution and delivery of the Voting Agreements.  The information set forth in Item 4 hereof is incorporated herein by reference.

Item 4.  Purpose of Transaction.

Parent and certain stockholders of the Issuer entered into the Voting Agreements to induce Parent to enter into, and as consideration for, the merger agreement described below.  The purpose of the Voting Agreements is to facilitate Parent’s acquisition of the Issuer as contemplated by the merger agreement described below.

Merger Agreement

On January 8, 2014, the Issuer, Parent and Zink Acquisition Merger Sub Inc. (“Merger Sub”), a wholly-owned subsidiary of Parent, entered into an Agreement and Plan of Merger (the “Merger Agreement”).  Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation (the “Surviving Corporation”).  Upon the Merger becoming effective, the Issuer will become a wholly-owned subsidiary of Parent and each share of Common Stock of the Issuer issued and outstanding immediately prior to the effective time of the Merger, other than shares held by the Issuer, Parent or Merger Sub or by stockholders who have validly exercised their appraisal rights under the Delaware General Corporation Law, will be converted, on the terms and subject to the conditions set forth in the Merger Agreement, into the right to receive $12.75 in cash without interest and less applicable withholding taxes.

The board of directors of the Surviving Corporation will, from and after the effective time of the Merger, consist of the directors of Merger Sub until their successors have been duly appointed and qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving

Corporation. The officers of the Issuer at the effective time will, from and after the effective time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.  The certificate of incorporation of the Surviving Corporation will be in the form attached as Exhibit B to the Merger Agreement, until amended in accordance with applicable law and its terms. The bylaws of the Surviving Corporation will be in the form attached as Exhibit C to the Merger Agreement, until amended in accordance with applicable law, its terms and the certificate of incorporation of the Surviving Corporation.

Consummation of the Merger is subject to customary conditions, including (1) the approval of the Merger by the holders of a majority of the outstanding shares of Common Stock of the Issuer entitled to vote on the Merger, (2) the expiration or termination of the waiting period applicable to consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (3) the absence of any law, injunction, judgment or order prohibiting or rendering illegal the closing of the Merger.  Moreover, the obligations of Parent and Merger Sub, on the one hand, and the Issuer, on the other hand, to consummate the Merger are subject to certain other conditions, including without limitation (a) the accuracy of the other party’s representations and warranties (subject to customary qualifications) and (b) the other party’s performance in all material respects of its obligations contained in the Merger Agreement.

If the Merger is consummated, the Common Stock will be delisted from the Nasdaq Capital Market, and deregistered under the Act and the Issuer will no longer file reports with the Securities and Exchange Commission on account of the Common Stock.

Voting Agreements

In connection with the parties’ entry into the Merger Agreement, each of Frank L. Hohmann III, a member of the Board of Directors of the Issuer (the “Board”), and Privet Fund LP and Privet Fund Management LLC (collectively, “Privet” and, with Frank L. Hohmann III, collectively, the “MSC Stockholders”), which collectively beneficially own 1,960,857 shares of the Issuer’s Common Stock, have entered into a voting agreement (each, a “Voting Agreement” and, collectively, the “Voting Agreements”). Ryan J. Levenson, a member of the Board, is the managing member of Privet Fund Management LLC. Pursuant to each Voting Agreement, the stockholder party to such Voting Agreement has agreed to vote shares beneficially owned by such stockholder (and such stockholder has granted Parent an irrevocable proxy with respect to such matters):  (1) in favor of the adoption of the Merger Agreement and the approval of the Merger, (2) against any “acquisition proposal” (as defined in the Merger Agreement) or any other proposal made in opposition of the adoption of the Merger Agreement, and (3) against any agreement or action that is intended to, or that could reasonably be expected to, prevent, materially impede, interfere with or delay the consummation of the Merger. The Voting Agreements will terminate upon the first to occur of (a) the effective time of the Merger, (b) the termination of the Merger Agreement in accordance with its terms, (c) the date of any material modification, waiver or amendment of the Merger Agreement that affects adversely the consideration payable to the Issuer’s stockholders pursuant to the Merger Agreement, and (d) the mutual written consent of Parent and the stockholder party thereto.

The foregoing descriptions of the Merger Agreement and the Voting Agreements are qualified in their entirety by reference to the full text of such agreements which are filed or incorporated as exhibits hereto and are incorporated herein by reference.

Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not currently have any plans or intentions which result in or relate to any of the actions described in subparagraphs (a) though (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future, including, without limitation, purchasing shares of Common Stock of the Issuer and/or exercising any rights under the Voting Agreements or Merger Agreement.

Item 5.  Interest in Securities of the Issuer.

(a) - (b)  As described in Item 4 above, the MSC Stockholders have granted irrevocable proxies, collectively representing 1,960,857 shares of Common Stock, to Parent pursuant to the Voting Agreements.  As a result of such grant, the Reporting Persons may be deemed to have (i) beneficial ownership of 1,960,857 shares of Common Stock, representing approximately 19.0% of the Common Stock of the Issuer (based on 10,328,012 shares of Common Stock outstanding on January 8, 2014 as disclosed by the Issuer in the Merger Agreement) for purposes of Rule 13d-3 under the Act and (ii) shared power to vote or direct the voting of 1,960,857 shares of Common Stock owned by such stockholders.

The Reporting Persons, by reason of the execution and delivery of the Voting Agreements, may be deemed to have shared voting power with the MSC Stockholders with respect to approximately 19.0% of the voting power of the outstanding capital stock of the Issuer.  The Reporting Persons do not control the voting of shares held by the MSC Stockholders with respect to other matters, and do not possess any other rights as a stockholder of the Issuer with respect to such shares.

The Reporting Persons expressly declare that the filing of this Schedule shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any of the shares to which this Schedule relates.

(c)  Except as described in this Schedule, within the past 60 days there have been no reportable transactions by the Reporting Persons with respect to the Common Stock of the Issuer.

(d)  To the knowledge of the Reporting Persons, only the stockholders of the Issuer have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e)  Not applicable.

To the knowledge of the Reporting Persons, none of the Insight Non-Reporting Affiliates beneficially owns any shares of Common Stock.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission by any of the Insight Non-Reporting Affiliates that it is the beneficial owner of any Common Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3, 4 and 5 of this Schedule is incorporated by reference to this Item 6.  Except as otherwise described in this Schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise), between the persons named in Item 2 hereof and any other person, with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated January 21, 2014.

Exhibit 99.2

Agreement and Plan of Merger, dated as of January 8, 2014, among Material Sciences Corporation, Zink Acquisition Holdings Inc. and Zink Acquisition Merger Sub Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Material Sciences Corporation on January 9, 2014).

Exhibit 99.3

Voting Agreement and Irrevocable Proxy, dated as of January 8, 2014, between Zink Acquisition Holdings Inc. and Frank L. Hohmann III (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Material Sciences Corporation on January 9, 2014).

Exhibit 99.4

Voting Agreement and Irrevocable Proxy, dated as of January 8, 2014, among Zink Acquisition Holdings Inc., Privet Fund LP and Privet Fund Management LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Material Sciences Corporation on January 8, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 21, 2014

ZINK ACQUISITION HOLDINGS INC.

By:	/s/ Ted W. Beneski
	Name:	Ted W. Beneski
	Title:	Chairman of the Board

NEW STAR METALS INC.

By:	/s/ Ted W. Beneski
	Name:	Ted W. Beneski
	Title:	Chairman of the Board

NEW STAR METALS HOLDINGS LLC

By:	/s/ Ted W. Beneski
	Name:	Ted W. Beneski
	Title:	Chairman of the Board

NEW STAR METALS RESOURCES LLC

By:	/s/ Ted W. Beneski
	Name:	Ted W. Beneski
	Title:	Chairman of the Board

INSIGHT EQUITY II LP

By:	Insight Equity GP II LLC

By:	/s/ Ted W. Beneski
	Name:	Ted W. Beneski
	Title:	Chief Executive Officer

INSIGHT EQUITY GP II LLC

By:	/s/ Ted W. Beneski
	Name:	Ted W. Beneski
	Title:	Chief Executive Officer

INSIGHT EQUITY (CV) II LLC

By:	/s/ Ted W. Beneski
	Name:	Ted W. Beneski
	Title:	Chief Executive Officer

INSIGHT EQUITY HOLDINGS LLC

By:	/s/ Ted W. Beneski
	Name:	Ted W. Beneski
	Title:	Chief Executive Officer

SCHEDULE A

Executive Officers and Directors of Zink Acquisition Holdings Inc.

The name, position, present principal occupation or employment and citizenship of each officer and director of Zink Acquisition Holdings Inc. is set forth below.  The business address of each person listed below is c/o Insight Equity Management Company LLC, 1400 Civic Place, Suite 250, Southlake, Texas 76092.

Name	Position	Present Principal Occupation or Employment	Citizenship

Ted W. Beneski	Chairman of the Board	Chief Executive Officer and Managing Partner of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Victor L. Vescovo	Managing Director	Chief Operating Officer and Managing Partner of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Warren Bonham	Executive Director	Partner of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Eliot Kerlin	Executive Director	Partner of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Jack Waterstreet	Executive Vice President	Principal of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Executive Officers and Directors of New Star Metals Inc.

The name, position, present principal occupation or employment and citizenship of each officer and director of New Star Metals Inc., which owns 100% of Zink Acquisition Holdings Inc., is set forth below.  The business address of each of Ted W. Beneski, Victor L. Vescovo, Warren Bonham, Eliot Kerlin and Jack Waterstreet is c/o Insight Equity Management Company LLC, 1400 Civic Place, Suite 250, Southlake, Texas 76092.  The business address of Patrick Murley is c/o New Star Metals Inc., 835 McClintock Drive, Suite 100, Burr Ridge, Illinois 60527.

Name	Position	Present Principal Occupation or Employment	Citizenship

Ted W. Beneski	Chairman of the Board	Chief Executive Officer and Managing Partner of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Victor L. Vescovo	Managing Director	Chief Operating Officer and Managing Partner of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Warren Bonham	Executive Director	Partner of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Eliot Kerlin	Executive Director	Partner of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Jack Waterstreet	Executive Vice President	Principal of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Patrick Murley	Chief Executive Officer	Chief Executive Officer of New Star Metals Inc. and affiliated entities.	U.S.A.

Michael Noble	Chief Commercial Officer	Chief Commercial Officer of New Star Metals Inc.	U.S.A.

Jim Todd	Director of Finance	Director of Finance of New Star Metals Inc.	U.S.A.

Executive Officers and Directors of New Star Metals Holdings LLC

The name, position, present principal occupation or employment and citizenship of each officer and director of New Star Metals Holdings LLC, which owns 100% of New Star Metals Inc., is set forth below.  The business address of each of Ted W. Beneski, Victor L. Vescovo, Warren Bonham, Eliot Kerlin and Jack Waterstreet is c/o Insight Equity Management Company LLC, 1400 Civic Place, Suite 250, Southlake, Texas 76092.  The business address of Patrick Murley is c/o New Star Metals Inc., 835 McClintock Drive, Suite 100, Burr Ridge, Illinois 60527.

Name	Position	Present Principal Occupation or Employment	Citizenship

Ted W. Beneski	Chairman of the Board and Manager	Chief Executive Officer and Managing Partner of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Victor L. Vescovo	Managing Director and Manager	Chief Operating Officer and Managing Partner of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Warren Bonham	Executive Director and Manager	Partner of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Eliot Kerlin	Executive Director and Manager	Partner of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Jack Waterstreet	Executive Vice President and Manager	Principal of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Patrick Murley	Chief Executive Officer and Manager	Chief Executive Officer of New Star Metals Inc. and affiliated entities.	U.S.A.

Michael Noble	Chief Commercial Officer	Chief Commercial Officer of New Star Metals Inc.	U.S.A.

Jim Todd	Director of Finance	Director of Finance of New Star Metals Inc.	U.S.A.

Executive Officers and Directors of New Star Metals Resources LLC

The name, position, present principal occupation or employment and citizenship of each officer and director of New Star Metals Resources LLC, which owns 100% of the voting equity of New Star Metals Holdings LLC, is set forth below.  The business address of each person listed below is c/o Insight Equity Management Company LLC, 1400 Civic Place, Suite 250, Southlake, Texas 76092.

Name	Position	Present Principal Occupation or Employment	Citizenship

Ted W. Beneski	Chairman of the Board	Chief Executive Officer and Managing Partner of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Victor L. Vescovo	Managing Director	Chief Operating Officer and Managing Partner of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Warren Bonham	Executive Director	Partner of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Eliot Kerlin	Executive Director	Partner of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Jack Waterstreet	Executive Vice President	Principal of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Executive Officers and Directors of Insight Equity GP II LLC, Insight Equity (CV) II LLC and Insight Equity Holdings LLC

The name, position, present principal occupation or employment and citizenship of each of the officers and directors of each of Insight Equity GP II LLC, Insight Equity (CV) II LLC and Insight Equity Holdings LLC is set forth below.  The business address of each person listed below is c/o Insight Equity Management Company LLC, 1400 Civic Place, Suite 250, Southlake, Texas 76092.

Name	Position	Present Principal Occupation or Employment	Citizenship

Ted W. Beneski	Chief Executive Officer and Managing Partner	Chief Executive Officer and Managing Partner of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Victor L. Vescovo	Chief Operating Officer and Managing Partner	Chief Operating Officer and Managing Partner of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.